UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*
                                           ------

                             Doughtie's Foods, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                    258715101
                       ----------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Mary D. Houfek
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     262,627
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  262,627
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     262,627

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares*                                                              /X/

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     17.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a) Name of Issuer:

          Doughtie's Foods, Inc.

Item 2(b) Address of Issuer's Principal Executive Office:

          2410 Wesley Street, Portsmouth, Virginia 23707

Item 2(a) Name of Person Filing:

          Mary D. Houfek

Item 2(b) Address of Principal Office:

          103 South Dogwood Road, Virginia Beach, VA 23451

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock, $1.00 par value

Item 2(e) CUSIP Number:

          258715101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (Not Applicable)


Item 4.   Ownership:

          (a) Amount Beneficially Owned: 262,627

          (b) Percent of Class:  17.6%

          (c) Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote: 262,627


              (ii)  shared power to vote or to direct the vote:  0


              (iii) sole power to dispose or to direct the disposition
                    of: 262,627


              (iv) shared power to dispose or to direct the disposition of: 0

Mrs. Houfek expressly disclaims beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 of 14,673 shares held as custodian for certain of her children and 4,185 shares owned of record by her husband.


Item 5.    Ownership of Five Percent or Less of a Class:

           (Not Applicable)

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           (Not Applicable)

Item 8.    Identification and Classification of Members of the Group:

           (Not Applicable)

Item 9.    Note of Dissolution of the Group:

           (Not Applicable)

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 1999                /s/ Mary D. Houfek
                                        -------------------------------
                                        Mary D. Houfek